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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)

                             BRISTOL HOTEL COMPANY
                               (Name of Issuer)

                                 COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)

                                --------------


                                   110039104
                                (CUSIP Number)

                                   BASS PLC
                               BASS AMERICA INC.
                              HOLIDAY CORPORATION
                      (Names of Persons Filing Statement)

                               WILLIAM L. ROSOFF
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                           Tel. No.: (212) 450-4000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                April 28, 1997
                    (Date of Event which Requires Filing of
                                this Statement)



               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                               SCHEDULE 13D

CUSIP No.   110039104                                     Page 2 of __ Pages
------------------------------------------------------------------------------

       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    BASS PLC
       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

       3            SEC USE ONLY

       4            SOURCE OF FUNDS*

                    OO

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    UK

     NUMBER OF SHARES                        7         SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                                             8         SHARED VOTING POWER

                                                       9,361,308

                                             9         SOLE DISPOSITIVE POWER

                                            10         SHARED DISPOSITIVE POWER

                                                       9,361,308

       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                      [ ]

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    36.1%

       14           TYPE OF REPORTING PERSON*

                    CO


                               SCHEDULE 13D

CUSIP No.   110039104                                     Page 3 of __ Pages
------------------------------------------------------------------------------

       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    BASS AMERICA INC.
       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

       3            SEC USE ONLY

       4            SOURCE OF FUNDS*

                    OO

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    UK

     NUMBER OF SHARES                        7         SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                                             8         SHARED VOTING POWER

                                                       6,970,022

                                             9         SOLE DISPOSITIVE POWER

                                            10         SHARED DISPOSITIVE POWER

                                                       6,970,022

       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                      [ ]

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    26.9%

       14           TYPE OF REPORTING PERSON*

                    CO


                               SCHEDULE 13D

CUSIP No.   110039104                                     Page 4 of __ Pages
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       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    HOLIDAY CORPORATION
       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [ ]
                                                                     (b)  [ ]

       3            SEC USE ONLY

       4            SOURCE OF FUNDS*

                    OO

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    UK

     NUMBER OF SHARES                        7         SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                                             8         SHARED VOTING POWER

                                                       2,391,386

                                             9         SOLE DISPOSITIVE POWER

                                            10         SHARED DISPOSITIVE POWER

                                                       2,391,386

       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                      [ ]

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.2%

       14           TYPE OF REPORTING PERSON*

                    CO



               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Shares"), of Bristol Hotel Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14285 Midway Road, Suite 340, Dallas, Texas 75244.

               Item 2.  Identity and Background.

               The name of the persons filing this statement are Holiday Corporation, a Delaware corporation ("HC"), Bass America, Inc., a Delaware corporation ("BAI") and Bass plc, an English public limited company ("Bass").

               The address of the principal business and the principal office of HC is Three Ravinia Drive, Suite 2900, Atlanta, Georgia 30346. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of HC is set forth on Schedule A.


               The address of the principal business and the principal office of BAI is 1105 North Market Street, Suite 1046, Wilmington, Delaware 19801. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of BAI is set forth on Schedule B.

               The address of the principal business address and the principal office of Bass is 20 North Audley Street, London W1Y1WE. The name, business address, present principal occupation or employment, and citizenship of each director of Bass is set forth on Schedule C.

               Bass is a United Kingdom holding company that is the ultimate parent of HC and BAI. BAI provides financing to certain United States subsidiaries of Bass. HC licenses the trademarks known as "Holiday Inns" and "Crowne Plaza" and, prior to the merger referred to below, owned all the outstanding securities of Holiday Inns, Inc., a Tennessee corporation ("HII").

               During the last five years, none of Bass, BAI or HC, nor any other person controlling Bass, BAI or HC nor, to the best of each of their knowledge, any of the persons listed on Schedules A, B and C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               In accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of December 15, 1996, as amended by Amendment No. 1 thereto dated as of April 1, 1997, among HC, HII and Issuer (the "Merger Agreement"), HII was merged (the "Merger") with and into Issuer. HC received 2,391,286 Shares as consideration therefor and indebtedness of HII to BAI in the principal amount of $199,533,217 assumed by Issuer pursuant the Merger was exchanged immediately after the Merger for 6,970,022 Shares. A copy of the Agreement is attached hereto as Exhibit 1, which exhibit is incorporated herein by reference.

               Item 4.  Purpose of Transaction.

               Each of Bass, HC and BAI has acquired the Shares for investment. None of Bass, HC or BAI has plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

               Item 5. Interest in Securities of the Issuer.

               (a)(i) HC has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,391,286 Shares, representing approximately 9.2% of the outstanding Shares of the Issuer;

               (a)(ii) BAI has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 6,970,022 Shares, representing approximately 26.9% of the outstanding Shares of the Issuer; and

               (a)(iii) Bass, for purposes of Rule 13d-3 promulagated under the Exchange Act, beneficially owns 9,361,308 Shares, representing approximately 36.1% of the outstanding Shares of the Issuer.

               Except as set forth in this Item 5, none of Bass, HC or BAI, nor any other person controlling, Bass, BAI or HC, nor, to the best of their knowledge, any persons named in Schedules A, B and C hereto owns beneficially any Shares.

               (b)(i) HC has shared power to vote and to dispose of 2,391,286 Shares.

               (b)(ii) BAI has shared power to vote and to dispose of 6,970,022 Shares.

               (b)(iii) Bass has shared power to vote and to dispose of 9,361,308 Shares.

               (c) None other than the transactions described in Item 3.

               (d) Inapplicable.

               (e) Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

               A copy of the Stockholders' Agreement dated as of April 28, 1997 by and among United/Harvey Holdings, L.P., HC, BAI, Bass and Issuer is attached hereto as Exhibit 2 and incorporated herein by reference.

               Except for the Agreements referred to above, to the knowledge of Bass, BAI and HC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Agreement and Plan of Merger dated as of December 15, 1996, as amended by Amendment No. 1 thereto dated as of April 1, 1997, among HC, HII and Issuer

               Exhibit 2: Stockholders' Agreement dated as of April 28, 1997 by and among United/Harvey Holdings, L.P., HC, BAI, Bass and Issuer.



                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 1997

                                    BASS AMERICA INCORPORATED



                                    By:     /s/ Michael L. Goodson
                                       ---------------------------------
                                       Name:   Michael L. Goodson
                                       Title:  President



        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 1997


                                    HOLIDAY CORPORATION



                                    By:     /s/ Michael L. Goodson
                                       ---------------------------------
                                       Name:  Michael L. Goodson
                                       Title: Vice President



       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 1997


                                    BASS PLC



                                    By: /s/ Tony Portno
                                       ---------------------------------
                                       Name:  Tony Portno
                                       Title: Director




                                                                    SCHEDULE A


                    DIRECTORS AND EXECUTIVE OFFICERS OF BAI

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of BAI are set forth below. If no business address is given the director's or officer's business address is 1105 North Market Street, Suite 1046, Wilmington Delaware, 19801. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to BAI. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.


                             Present Principal Occupation Including Name and
Name and Business Address                Address(1) of Employer
-------------------------    -----------------------------------------------

Directors

Julian Hank Baumann......    Director, Vice President and Secretary and
                             Director, Vice President and Secretary of
                             Richards Layton & Finger

Michael L. Goodson.......    Director, Chairman of the Board of Directors, and
                             President

Anthony E. Stern.........    Director, Treasurer, Vice President; British
                             Citizen

                             Present Principal Occupation Including Name
Name and Business Address              and Address(2) of Employer
-------------------------    -------------------------------------------

Executive Officers
(Who Are Not Directors)

David P. Fontello........    Assistant Secretary

-----------
(1) Same address as director's or officer's business address except where indicated.

(2) Same address as director's or officer's business address except where indicated.



                                                                    SCHEDULE B

                    DIRECTORS AND EXECUTIVE OFFICERS OF HC

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of HC are set forth below. If no business address is given the director's or officer's business address is Three Ravinia Drive, Suite 2900, Atlanta, GA 30346.
Unless otherwise indicated, each occupation set forth opposite an individual's name refers to HC. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America.

                              Present Principal Occupation Including Name and
Name and Business Address                 Address(1) of Employer
-------------------------    -------------------------------------------------

Directors

Thomas R. Oliver.........    Director, Chairman, Chief Executive Officer,
                             President
Craig H. Hunt............    Director, President of Americas Franchise Division
Martin J. Reavley........    Director, Executive Vice President and Chief
                             Financial Officer; British Citizen


                               Present Principal Occupation Including Name
Name and Business Address              and Address(2) of Employer
-------------------------    --------------------------------------------

Executive Officers
(Who Are Not Directors)

Robert D. Hill...........    Executive Vice President, General Counsel
                              and Secretary
Michael J. Rumke.........    Executive Vice President, Human Resources
John T. Sweetwood........    Executive Vice President and Chief Marketing
                             Officer
Morton H. Aronson........    Assistant Secretary
                             Vice President and Associate General
                              Counsel - Franchise
Chris J. Ballad..........    Controller
                             Vice President; British Citizen
J. Max Gayler............    Vice President, Franchise Relations
                              and System Quality
Michael L. Goodson.......    Treasurer and
                             Vice President, Tax & Treasury
Elaine R. Pope...........    Assistant Secretary

Steven W. Smith..........    Assistant Secretary


------------
(1) Same address as director's or officer's business address except where indicated.

(2) Same address as director's or officer's business address except where indicated.



                                                                    SCHEDULE C


                   DIRECTORS AND EXECUTIVE OFFICERS OF BASS

               The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bass are set forth below. If no business address is given the director's or officer's business address is 20 North Audley Street, London W1Y1WE. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Bass. Unless otherwise indicated, all of the persons listed below are British citizens.


                              Present Principal Occupation Including Name and
Name and Business Address                 Address(1) of Employer
-------------------------     -----------------------------------------------

Directors

Sir Ian Prosser...........    Chairman and Chief Executive

Roger Carr................    Chief Executive of Williams Holdings plc

Tim Clarke................    Chief Executive of Bass Taverns

Robert C. Larson..........    Chairman of the Taubman Realty Group and Vice
                              Chairman of Taubman Centres Inc.; U.S. Citizen

Iain Napier...............    Chief Executive of Bass Brewers

Sir Peter Middleton.......    Chairman of Barclays de Zoete Wedd

Sir Geoffrey Mulcahy......    Chief Executive of King-Fisher plc

Richard North.............    Finance Director and Chairman of Britvic Soft
                              Drinks

Sir Michael Perry.........    Deputy Chairman of Dunlop Slazenger Group
                              Limited

Tony Portno...............    Chairman of Bass Brewers, Bass International
                              Brewers and Bass Leisure


                              Present Principal Occupation Including Name and
Name and Business Address                 Address(2) of Employer
-------------------------     -----------------------------------------------

Executive Officers
(Who Are Not Directors)

Thomas R. Oliver..........    Chief Executive Officer of Holiday Inn
                              Worldwide; U.S. Citizen

F. Spencer Wigley.........    Company Secretary



-------------
(1) Same address as director's or officer's business address except where indicated.

(2) Same address as director's or officer's business address except where indicated.